SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   2 June 2005


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 2 June 2005 re: Director Shareholding






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
LLOYDS TSB GROUP plc

2. Name of director
TERESA ARLENE DIAL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
HOLDING OF DIRECTOR

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
-

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary N/A

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
N/A

12. Price per share
N/A

13. Date of transaction
N/A

14. Date company informed
N/A

15. Total holding following this notification
-

16. Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
1st June, 2005

18. Period during which or date on which exercisable
1st June, 2008 to 30th November, 2008, or earlier in certain exceptional circumstances.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of shares or debentures involved: class, number
242,825 ordinary shares of 25p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
GBP 1.00 in total (see also the additional information in box 23)

22. Total number of shares or debentures over which options held following this notification
242,825

23. Any additional information
The option was granted to Ms Dial under the long-term incentive scheme established to facilitate her recruitment, as permitted by listing rule 13.13A(b). It does not therefore constitute an executive share option of the kind mentioned in paragraph B.1.2 of the combined code on corporate governance annexed to the listing rules.

24. Name of contact and telephone number for queries
A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification
A.J. MICHIE, SECRETARY

Date of Notification
2ND JUNE, 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              LLOYDS TSB GROUP plc
                                                  (Registrant)

                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations


Date: 2 June 2005